                        Emergency Medical Services L.P.
                              6200 S. Syracuse Way
                       Greenwood Village, Colorado  80111




                                December 2, 2005




BY EDGAR AND FACSIMILE

Mr. Daniel F. Zimmerman, Esq.
Securities and Exchange Commission
100 F Street    Mail Stop #3561
Washington, D.C.  20549
Fax: (202) 772-9205

               Re:     Emergency Medical Services L.P.
                       Request for Acceleration of Effective Date of Registration Statement on Form S-4
                       File No. 333-128925
                       ---------------------------------------------

Dear Mr. Zimmerman:

     Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, the undersigned Registrants hereby respectfully request the acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-128925), as amended, to 10:00 A.M., Washington, D.C. time, on Tuesday, December 6, 2005, or as soon thereafter as is practicable.

                              Sincerely,

                              EMERGENCY MEDICAL SERVICES L.P.

                              By:     EMSC, INC., its general partner

                              By:     /s/ William A. Sanger
                                 ----------------------------------------
                              Name:  William A. Sanger
                              Title:  Chief Executive Officer

                              AMR HoldCo, Inc.
                              EmCare HoldCo, Inc.

                              By:     /s/ William A. Sanger
                                 ----------------------------------------
                              Name:  William A. Sanger
                              Title:  Chief Executive Officer

Mr. Daniel F. Zimmerman, Esq.           2                   December 2, 2005


                         AMERICAN MEDICAL RESPONSE, INC.
                         HANK'S ACQUISITION CORP.
                         FOUNTAIN AMBULANCE SERVICE, INC.
                         MEDLIFE EMERGENCY MEDICAL SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE NORTHWEST, INC.
                         AMERICAN MEDICAL RESPONSE WEST
                         METROPOLITAN AMBULANCE SERVICE
                         AMERICAN MEDICAL RESPONSE OF INLAND EMPIRE
                         DESERT VALLEY MEDICAL TRANSPORT, INC.
                         SPRINGS AMBULANCE SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE OF COLORADO, INC.
                         INTERNATIONAL LIFE SUPPORT, INC.
                         MEDEVAC MIDAMERICA, INC.
                         MEDEVAC MEDICAL RESPONSE, INC.
                         AMERICAN MEDICAL RESPONSE OF OKLAHOMA, INC.
                         AMERICAN MEDICAL RESPONSE OF TEXAS, INC.
                         KUTZ AMBULANCE SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE HOLDINGS, INC.
                         AMERICAN MEDICAL RESPONSE MANAGEMENT, INC.
                         A1 LEASING, INC.
                         FLORIDA EMERGENCY PARTNERS, INC.
                         MOBILE MEDIC AMBULANCE SERVICE, INC.
                         METRO AMBULANCE SERVICE, INC.
                         METRO AMBULANCE SERVICE (RURAL), INC.
                         MEDIC ONE AMBULANCE SERVICES, INC.
                         AMERICAN MEDICAL RESPONSE OF SOUTH CAROLINA, INC. AMERICAN MEDICAL RESPONSE OF NORTH CAROLINA, INC. AMERICAN MEDICAL RESPONSE OF GEORGIA, INC.
                         TROUP COUNTY EMERGENCY MEDICAL SERVICES, INC. RANDLE EASTERN AMBULANCE SERVICE, INC.
                         MEDI-CAR SYSTEMS, INC.
                         MEDI-CAR AMBULANCE SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE OF TENNESSEE, INC.
                         PHYSICIANS & SURGEONS AMBULANCE SERVICE, INC. AMERICAN MEDICAL RESPONSE OF ILLINOIS, INC. MIDWEST AMBULANCE MANAGEMENT COMPANY
                         PARAMED, INC.
                         MERCY AMBULANCE OF EVANSVILLE, INC.

Mr. Daniel F. Zimmerman, Esq.           3                      December 2, 2005



                         TIDEWATER AMBULANCE SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE OF CONNECTICUT, INCORPORATED AMERICAN MEDICAL RESPONSE OF MASSACHUSETTS, INC. AMERICAN MEDICAL RESPONSE MID-ATLANTIC, INC.
                         AMBULANCE ACQUISITION, INC.
                         METRO AMBULANCE SERVICES, INC.
                         BROWARD AMBULANCE, INC.
                         ATLANTIC AMBULANCE SERVICES ACQUISITION, INC. ATLANTIC/KEY WEST AMBULANCE, INC.
                         ATLANTIC/PALM BEACH AMBULANCE, INC.
                         SEMINOLE COUNTY AMBULANCE, INC.
                         LIFEFLEET SOUTHEAST, INC.
                         AMERICAN MEDICAL PATHWAYS, INC.
                         ADAM TRANSPORTATION SERVICE, INC.
                         ASSOCIATED AMBULANCE SERVICE, INC.
                         PARK AMBULANCE SERVICE INC.
                         FIVE COUNTIES AMBULANCE SERVICE, INC.
                         SUNRISE HANDICAP TRANSPORT CORP.
                         STAT HEALTHCARE, INC.
                         LAIDLAW MEDICAL TRANSPORTATION, INC.
                         MERCY, INC.
                         AMERICAN INVESTMENT ENTERPRISES, INC.
                         LIFECARE AMBULANCE SERVICE, INC.
                         TEK, INC.
                         MERCY LIFE CARE
                         HEMET VALLEY AMBULANCE SERVICE, INC.
                         AMERICAN MEDICAL RESPONSE OF SOUTHERN CALIFORNIA
                         MEDIC ONE OF COBB, INC.
                         PUCKETT AMBULANCE SERVICE, INC.

                         AMERICAN MEDICAL RESPONSE DELAWARE VALLEY, LLC
                         By:  American Medical Response Mid-Atlantic, Inc.,
                           its sole member

                         REGIONAL EMERGENCY SERVICES, LP
                         By:  Florida Emergency Partners, Inc.,
                           its general partner

Mr. Daniel F. Zimmerman, Esq.   4         December 2, 2005

                         PROVIDACARE, L.L.C.
                         By:  American Medical Pathways, Inc., its sole member

                         AMR BROCKTON, L.L.C.
                         By:  American Medical Response of
                            Massachusetts, Inc., its manager

                         By:     /s/ Randel G. Owen
                            --------------------------------------
                         Name:  Randel G. Owen
                         Title:    Vice President

                         EMCARE HOLDINGS INC.
                         EMCARE, INC.
                         EMCARE OF ALABAMA, INC.
                         EMCARE CONTRACT OF ARKANSAS, INC.
                         EMCARE OF ARIZONA, INC.
                         EMCARE OF CALIFORNIA, INC.
                         EMCARE OF COLORADO, INC.
                         EMCARE OF CONNECTICUT, INC.
                         EMCARE OF FLORIDA, INC.
                         EMCARE OF GEORGIA, INC.
                         EMCARE OF HAWAII, INC.
                         EMCARE OF INDIANA, INC.
                         EMCARE OF IOWA, INC.
                         EMCARE OF KENTUCKY, INC.
                         EMCARE OF LOUISIANA, INC.
                         EMCARE OF MAINE, INC.
                         EMCARE OF MICHIGAN, INC.
                         EMCARE OF MINNESOTA, INC.
                         EMCARE OF MISSISSIPPI, INC.
                         EMCARE OF MISSOURI, INC.
                         EMCARE OF NEVADA, INC.
                         EMCARE OF NEW HAMPSHIRE, INC.
                         EMCARE OF NEW JERSEY, INC.
                         EMCARE OF NEW MEXICO, INC.
                         EMCARE OF NEW YORK, INC.
                         EMCARE OF NORTH CAROLINA, INC.
                         EMCARE OF NORTH DAKOTA, INC.
                         EMCARE OF OHIO, INC.
                         EMCARE OF OKLAHOMA, INC.

Mr. Daniel F. Zimmerman, Esq.       5                       December 2, 2005

                              EMCARE OF OREGON, INC.
                              EMCARE OF PENNSYLVANIA, INC.
                              EMCARE OF RHODE ISLAND, INC.
                              EMCARE OF SOUTH CAROLINA, INC.
                              EMCARE OF TENNESSEE, INC.
                              EMCARE OF TEXAS, INC.
                              EMCARE OF VERMONT, INC.
                              EMCARE OF VIRGINIA, INC.
                              EMCARE OF WASHINGTON, INC.
                              EMCARE OF WEST VIRGINIA, INC.
                              EMCARE OF WISCONSIN, INC.
                              EMCARE PHYSICIAN PROVIDERS, INC.
                              EMCARE PHYSICIAN SERVICES, INC.
                              EMCARE SERVICES OF ILLINOIS, INC.
                              EMCARE SERVICES OF MASSACHUSETTS, INC.
                              EMCARE ANESTHESIA SERVICES, INC.
                              ECEP, INC.
                              COORDINATED HEALTH SERVICES, INC.
                              EM-CODE REIMBURSEMENT SOLUTIONS, INC.
                              EMERGENCY MEDICINE EDUCATION SYSTEMS, INC.
                              EMERGENCY SPECIALISTS OF ARKANSAS, INC. II
                              FIRST MEDICAL/EMCARE, INC.
                              HEALTHCARE ADMINISTRATIVE SERVICES, INC.
                              OLD STAT, INC.
                              REIMBURSEMENT TECHNOLOGIES, INC.
                              STAT PHYSICIANS, INC.
                              THE GOULD GROUP, INC.
                              TIFTON MANAGEMENT SERVICES, INC.
                              TUCKER EMERGENCY SERVICES, INC.
                              HELIX PHYSICIANS MANAGEMENT, INC.
                              NORMAN BRUCE JETTON, INC.
                              PACIFIC EMERGENCY SPECIALISTS MANAGEMENT, INC. AMERICAN EMERGENCY PHYSICIANS MANAGEMENT, INC. PHYSICIAN ACCOUNT MANAGEMENT, INC.
                              PROVIDER ACCOUNT MANAGEMENT, INC.
                              CHARLES T. MITCHELL, INC.
                              GLOBAL MEDICAL RESPONSE, INC.

                              EMCARE OF MARYLAND LLC,
                              By:  EmCare Holdings Inc. and EmCare, Inc.,
                                 its members

Mr. Daniel F. Zimmerman, Esq.   6                           December 2, 2005

                                       EMS MANAGEMENT LLC
                                       By:  AMR HoldCo, Inc. and EmCare HoldCo,
                                         Inc., its members

                                       By:     /s/ William A. Sanger
                                          --------------------------------------
                                       Name:  William A. Sanger
                                       Title: Chief Executive Officer




cc:     Lynn Toby Fisher, Esq.
        Joel I. Greenberg, Esq.
        James J. Clark, Esq.
        Noah B. Newitz, Esq.